                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO/A

                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO PROPERTIES, L.P. - OFFEROR
              APARTMENT INVESTMENT AND MANAGEMENT COMPANY - OFFEROR
                            AIMCO-GP, INC. - OFFEROR
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Gregory M. Chait
                                  M. Todd Wade
                     Powell, Goldstein, Frazer & Murphy LLP
                     191 Peachtree Street, N.E., Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

      Transaction Valuation*              Amount of Filing Fee**
      -----------------------             ----------------------
      $1,122,091.80                       $142.17

      * For purposes of calculating the fee only.
     ** Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   _______________  Filing Party:   _______________

      Form or Registration No.: _______________  Date Filed:     _______________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer            [ ]   going-private transaction
            subject to Rule 14d-1.                    subject to Rule 13e-3.

      [ ]   issuer tender offer subject         [ ]   amendment to Schedule 13D
            to Rule 13e-4.                            under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

      This amendment amends the Tender Offer Statement on Schedule TO filed by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), in connection with its tender offer to purchase outstanding units of limited partnership interest of Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership, at a price of $69.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated March 4, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase Supplement, amended Letter of Transmittal and amended Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

      On March 31, 2004, AIMCO Properties mailed a letter to the holders of units of Drexel Burnham Lambert Real Estate Associates II, announcing that it was extending the expiration date of the offer from midnight New York time on March 31, 2004, to midnight New York time April 9, 2004. A copy of that letter is filed with this Schedule TO as Exhibit (a)(6).

      This Amendment No. 1 amends Items 1, 4, 6, 11 and 12 of the Tender Offer Statement on Schedule TO, filed previously by AIMCO Properties.

ITEM 1.     SUMMARY TERM SHEET.

      The information set forth under "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

      The first bullet point under "SUMMARY TERM SHEET" is hereby replaced in its entirety by the following:

   - THE OFFER. Subject to the terms hereof, we are offering to acquire up to 16,262.2 limited partnership units of Drexel Burnham Lambert Real Estate Associates II, your partnership, for $69.00 per unit in cash. See "The Offer -- Section 1. Terms of the Offer; Expiration Date; Proration," "The Offer -- Section 7. Effects of the Offer" and "The Offer -- Section 9. Background and Reasons for the Offer -- Determination of Offer Price."

      The third bullet point under "SUMMARY TERM SHEET" is hereby replaced in its entirety by the following:

- PRORATIONS. If more units than can be purchased under the partnership agreement are tendered and not withdrawn, we will accept for payment and pay for those units so tendered, which do not violate the terms of your partnership agreement, pro rata according to the number of units so tendered, with appropriate adjustments to avoid purchases of fractional units. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in capital and profits of your partnership to be transferred within such 12 month period. We are offering to acquire the maximum number of units permissible under your partnership's agreement of limited partnership. See "The Offer -- Section 2. Acceptance for Payment and Payment for Units."

      The eleventh bullet point under "SUMMARY TERM SHEET" is hereby replaced in its entirety by the following:

- CONDITIONS OF THE OFFER. There are a number of conditions of our offer, including the absence of competing tender offers, the absence of certain changes in your partnership, the absence of certain changes in the financial markets, and there being at least 320 unit holders outstanding upon the consummation of the offer. See "The Offer -- Section 7. Effects of the Offer," and "Section 17. Conditions of the Offer."

      The thirteenth bullet point under "SUMMARY TERM SHEET" is hereby replaced in its entirety by the following:

- WHO WE ARE. We are AIMCO Properties, L.P., the main operating partnership of Apartment Investment and Management Company, a New York Stock Exchange listed company. See "The Offer -- Section 8. Information Concerning Us and Certain of Our Affiliates." WE AND OUR AFFILIATES CURRENTLY OWN 15,718 UNITS, OR APPROXIMATELY 42.17%, OF THE OUTSTANDING UNITS OF YOUR PARTNERSHIP. IF WE ACQUIRE MORE THAN 2,918.5 UNITS, OR APPROXIMATELY 7.83% OF THE OUTSTANDING LIMITED PARTNER UNITS, WE AND OUR AFFILIATES WILL OWN A MAJORITY OF THE OUTSTANDING LIMITED PARTNER UNITS.

ITEM 4.     TERMS OF THE TRANSACTION.

      (a) The information set forth under "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase and the information set forth in the related Letter of Transmittal is incorporated herein by reference.

      On March 31, 2004, AIMCO Properties announced that it was extending the offer period until midnight New York time, on April 9, 2004, and mailed a letter to each holder of units in Drexel Burnham Lambert Real Estate Associates II, a copy of which is attached hereto as Exhibit (a)(6). AIMCO Properties reserves the right to further extend the offer, to amend the offer or to terminate the offer, in each case in its discretion and in accordance with the terms of the Offer to Purchase, as amended.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a), (c)(1) - (6) The information set forth under "SUMMARY TERM SHEET -- The Offer, "THE OFFER -- Section 9. Background and Reasons for the Offer" and "THE OFFER -- Section 12. Future Plans of the Purchaser" in the Offer to Purchase is incorporated herein by reference.

      (c)(7) The information set forth under "THE OFFER -- Section 7. Effects of the Offer -- Effect on Trading Market; Registration Under 12(g) of the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 11.    ADDITIONAL INFORMATION.

      The information set forth in the Offer to Purchase, as amended, and the amended Letter of Transmittal is incorporated herein by reference.

      The first sentence point under "THE OFFER -- Section 1. Terms of the Offer; Expiration Date; Proration" is hereby replaced in its entirety by the following:

            We are offering to acquire up to 16,262.2 limited partnership units in your partnership for $69.00 per unit in cash, upon the terms and subject to the conditions of the offer.

      The first sentence under "THE OFFER -- Section 5. Certain Extension of Tender Period; Termination; Amendment; No Subsequent Offering Period" is hereby replaced in its entirety by the following:

            We expressly reserve the right, in our reasonable discretion (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit, (ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions of the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "The Offer -- Section 17. Conditions of the Offer," to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for, and (iv) to amend our offer in any respect (including, without limitation, by increasing or decreasing the consideration offered, increasing or decreasing the units being sought, or both).

      The first paragraph under "THE OFFER -- Section 6. Certain Federal Income Tax Matters" and its heading is hereby replaced in its entirety by the following:

      6.  MATERIAL FEDERAL INCOME TAX MATTERS

            The following is a summary of the material United States federal income tax consequences of the offer to (i) limited partners who tender some or all of their units for cash pursuant to our offer, and (ii) limited partners who do not tender any of their units pursuant to our offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury Regulations, rulings issued by the Internal Revenue Service (the "IRS"), and judicial decisions, all as of the date of this offer to purchase. All of the foregoing is subject to change or alternative construction, possibly with retroactive effect, and any such change or alternative construction could affect the continuing accuracy of this summary. This summary is based on the assumption that your partnership is operated in accordance with its organizational documents including its certificate of limited partnership and agreement of limited partnership. This summary does not purport to discuss all aspects of federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States federal income tax purposes), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. This summary assumes that the units constitute capital assets in the hands of the limited partners (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this offer to purchase. Further, no opinion of counsel has been obtained with regard to the offer.

      The first bullet under "THE OFFER - Section 17. Conditions of the Offer" is hereby replaced in its entirety by the following:

      - to the extent that it is beyond our direct or indirect control, any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns property, including any fire, flood, natural disaster, casualty loss, or act of God that, in our reasonable judgment, are or may be materially adverse to your partnership or the value of the units to us, which change would, individually or in the aggregate, result in, or reasonably be expected to result in, an adverse effect on net operating income of your partnership of more than $10,000 per year, or a decrease in value of an asset of your partnership, or the incurrence of a liability with respect to your partnership, in an amount in excess of $100,000 (a "Material Adverse Effect"), or we shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in our reasonable judgment, has had or may have a Material Adverse Effect, or the ability of the general partners to assert full control over the assets, privileges and immunities of the partnership, including without limitation the ability of the general partners to distribute the cash and cash equivalent to the limited partners; or

      The fifth bullet under "THE OFFER - Section 17. Conditions of the Offer" is hereby replaced in its entirety by the following:

      - your partnership shall have, due to events beyond our direct or indirect control, (i) changed, or authorized a change of, the units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities, (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced,
            (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in our reasonable judgment, has or could have a Material Adverse Effect on the value of your partnership or an adverse effect on the value of the units in an amount in excess of 10% of the offer price per unit, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated; or




ITEM 12.    EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of Drexel Burnham Lambert Real Estate Associates II, dated March 4, 2004. (Previously filed)

(a)(2) Letter of Transmittal and related instructions, dated March 4, 2004 (included as Annex II to the Offer to Purchase attached as Exhibit
            (a)(1)).

(a)(3) Acknowledgment and Agreement, dated March 4, 2004. (Previously filed)

(a)(4) Letter, dated March 4, 2004, from AIMCO Properties to the limited partners of Drexel Burnham Lambert Real Estate Associates II. (Previously filed)

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2003 filed on Form 10-K on March 15, 2004 is incorporated herein by reference.

(a)(6) Letter dated March 31, 2004, from AIMCO Properties to the limited partners of Drexel Burnham Lambert Real Estate Associates II.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP

            Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Third Amendment, dated as of February 14, 2003, to the Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman Commercial Paper, Inc., Lehman Brothers, Inc., and each lender from time to time party thereto (Exhibit 10.38.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(3) Second Amendment, dated as of August 2, 2002, to the Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman Commercial Paper Inc., Lehman Brothers Inc., and each lender from time to time party thereto (Exhibit 10.3 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by reference).

(b)(4) Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO, AIMCO Properties, NHP Management Company, Lehman Commercial Paper, Inc., and the other financial institutions party thereto (Exhibit 10.32 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001, is incorporated herein by reference).

(d)   Not applicable.

(g)   None.

(h)   None.

                                    SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2004
                                   AIMCO PROPERTIES, L.P.

                                   By:   AIMCO-GP, INC.
                                         ---------------------------------------
                                         (General Partner)

                                         By:   /s/  Martha L. Long
                                               ---------------------------------
                                               Senior Vice President

                                   AIMCO-GP, INC.

                                   By:   /s/  Martha L. Long
                                         ---------------------------------------
                                         Senior Vice President

                                   APARTMENT INVESTMENT AND
                                   MANAGEMENT COMPANY

                                   By:   /s/  Martha L. Long
                                         ---------------------------------------
                                         Senior Vice President

                                      - 9 -
                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(1)            Offer to Purchase limited partnership units of Drexel Burnham
                  Lambert Real Estate Associates II, dated March 4, 2004.
                  (Previously filed)

(a)(2) Letter of Transmittal and related instructions, dated March 4, 2004 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

(a)(3) Acknowledgment and Agreement, dated March 4, 2004. (Previously filed)

(a)(4) Letter, dated March 4, 2004, from AIMCO Properties to the limited partners of Drexel Burnham Lambert Real Estate
                  Associates II. (Previously filed)

(a)(5)            Annual Report of AIMCO Properties for the year ended December
                  31, 2003 filed on Form 10-K on March 15, 2004 is incorporated herein by reference.

(a)(6) Letter dated March 31, 2004, from AIMCO Properties to the limited partners of Drexel Burnham Lambert Real Estate
                  Associates II.

(b)(1)            Fifth Amended and Restated Credit Agreement, dated as of
                  February 14, 2003, by and among AIMCO, AIMCO Properties,
                  AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of
                  America, N.A., and each lender from time to time party thereto
                  (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2)            Third Amendment, dated as of February 14, 2003, to the Interim
                  Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman
                  Commercial Paper, Inc., Lehman Brothers, Inc., and each lender from time to time party thereto (Exhibit 10.38.2 to AIMCO's
                  Annual Report on Form 10-K for the fiscal year ended December
                  31, 2002 is incorporated herein by reference).

(b)(3)            Second Amendment, dated as of August 2, 2002, to the Interim
                  Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman
                  Commercial Paper Inc., Lehman Brothers Inc., and each lender from time to time party thereto (Exhibit 10.3 to AIMCO's
                  Quarterly Report on Form 10-Q for the quarterly period ended
                  June 30, 2002 is incorporated herein by reference).

(b)(4) Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO, AIMCO Properties, NHP Management Company, Lehman
                  Commercial Paper, Inc., and the other financial institutions party thereto

                  (Exhibit 10.32 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001, is incorporated herein by reference).

(d)               Not applicable.

(g)               None.

(h)               None.